UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Yarraman Winery, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98508F 10 7
(CUSIP Number)

December 22, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)
[X] Rule 13d-1 (c)
[   ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 98508F 10 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Menala Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,290,000 (1)
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 2,290,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.16%
12	TYPE OF REPORTING PERSON* CO
(1)   Delta Dawn Pty Ltd. is trustee of the Yarraman Road Trust, an Australian unit trust created by a declaration of trust contained in a deed poll dated September 26, 2002. Yarraman Road Trust is a fixed trust in which the beneficial interest is divided into units. The holders of units are entitled to the benefit of the assets of the Trust in the proportion in which they are registered as holding units from time to time. Delta Dawn Pty Ltd. has the discretionary voting power over the shares and is deemed to directly, beneficially own the shares of the Issuer. Menala Pty Ltd. is a unit holder in the Yarraman Road Trust. Due to the rights of unit holders under the documents governing the Trust, 2,290,000 shares or 9.16% of the shares held by Delta Dawn Pty Ltd. may be deemed to be indirectly, beneficially owned by Menala Pty Ltd., trustee of the Lazar Family Trust, a discretionary trust with Richard Lazar, as beneficiary. As a result, Richard Lazar and his family may be deemed to beneficially hold the shares of the Issuer.

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98508F 10 7	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer: Yarraman Winery, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

6767 W. Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754

Item 2(a). Name of Person Filing:

Menala Pty Ltd.

Item 2(b). Address of Principal Business Office or if none, Residence:

118 Victoria Road
Rozelle, Alexandria, NSW, Australia 2039

Item 2(c). Citizenship: Australian corporation

Item 2(d). Title of Class of Securities: Common Stock, $.001 par value

Item 2(e). CUSIP Number: 98508F 10 7

Item 3. Not Applicable

Item 4. Ownership:

(a) Amount Beneficially Owned: 2,290,000 (1)

(b) Percent of Class: 9.16%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: N/A

(ii) shared power to vote or to direct the vote: 2,290,000 (1)

(iii) sole power to dispose or to direct the disposition of: N/A

(iv) shared power to dispose or to direct the disposition of: 2,290,000 (1)

(1)   Delta Dawn Pty Ltd. is trustee of the Yarraman Road Trust, an Australian unit trust created by a declaration of trust contained in a deed poll dated September 26, 2002. Yarraman Road Trust is a fixed trust in which the beneficial interest is divided into units. The holders of units are entitled to the benefit of the assets of the Trust in the proportion in which they are registered as holding units from time to time. Delta Dawn Pty Ltd. has the discretionary voting power over the shares and is deemed to directly, beneficially own the shares of the Issuer. Menala Pty Ltd. is a unit holder in the Yarraman Road Trust. Due to the rights of unit holders under the documents governing the Trust, 2,290,000 shares or 9.16% of the shares held by Delta Dawn Pty Ltd. may be deemed to be indirectly, beneficially owned by Menala Pty Ltd., trustee of the Lazar Family Trust, a discretionary trust with Richard Lazar, as beneficiary. As a result, Richard Lazar and his family may be deemed to beneficially hold the shares of the Issuer.

CUSIP No. 98508F 10 7	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98508F 10 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2005

Menala Pty Ltd.

By:	/s/ Richard P. Lazar
Name: Richard P. Lazar
Title: Director